UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aktieselskabet Dampskibsselskabet TORM
___________________________________________________________________________________________________________________________________________
(Name of Issuer)

Common Shares, 10 Danish Kroner (DKK) par value per share
___________________________________________________________________________________________________________________________________________
(Title of Class of Securities)

00208W109
_________________________________________________________________________
(CUSIP Number)

Bruce C. Bell
TK House, Bayside Executive Park,
West Bay Street & Blake Road, P.O. Box AP 59212,
Nassau, Bahamas, Tel: (242) 502-8880;

with a copy to:

David Matheson, Esq.,
Perkins Coie, LLP, 1211 SW Fifth Avenue,
Portland, Oregon 97204
_________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2004
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00208W109	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacific International Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	| |
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	| |
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 00208W109	Page 3 of 5 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teekay Shipping Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	| |
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	| |
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

The statement on Schedule 13D filed by the Reporting Persons on July 10, 2003 (the “Initial Statement”) relating to the common shares, 10 Danish Kroner (DKK) par value per share (“Common Stock”), of Aktieselskabet Dampskibsselskabet TORM (translated in English to “A/S Steamship Company Torm”), a corporation organized under the laws of the Kingdom of Denmark (the “Issuer”), is hereby amended by this Amendment 1 to Schedule 13D as provided below. The Reporting Persons no longer have beneficial ownership of any of the Issuer’s Common Stock for reporting under Section 13(d) of the Act. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

        On April 19, 2004, Pacific International Investments Inc. (“PIII”), a wholly-owned subsidiary of Teekay Shipping Corporation (“Teekay”), transferred all of the shares of Common Stock of the Issuer reported in the Initial Statement (the “Shares”) to Teekay Netherlands European Holdings BV (“TNEH”), a company incorporated under the laws of The Netherlands with an office at Naritaweg 165, 1043 BW, Amsterdam, The Netherlands. TNEH is an indirect wholly-owned subsidiary of Teekay.

        From May 21, 2004 through July 14, 2004, TNEH sold Shares via the Copenhagen Stock Exchange as set forth on Schedule A.

        On July 16, 2004, TNEH sold all of the remaining Shares via the Copenhagen Stock Exchange for DKK 135 per share.

        SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         July 16, 2004

PACIFIC INTERNATIONAL INVESTMENTS INC. By: /s/ Bjorn Moller Name: Bjorn Moller Title: Director

TEEKAY SHIPPING CORPORATION By: /s/ Art Bensler Name: Art Bensler Title: Corporate Secretary

SCHEDULE A

Date of Sale	Number of Shares	Average Sale Price in DKK
05/21/2004	2,600	165.000
05/24/2004	6,900	162.315
06/01/2004	12,000	148.290
06/02/2004	19,000	151.690
06/03/2004	4,050	150.010
06/04/2004	950	151.000
06/08/2004	25,200	150.094
06/09/2004	1,200	151.000
06/24/2004	15,000	146.000
06/28/2004	5,000	149.000
06/29/2004	2,900	150.000
06/30/2004	31,500	150.050
07/01/2004	59,250	151.430
07/02/2004	2,000	151.000
07/06/2004	12,000	151.375
07/08/2004	8,000	152.000
07/12/2004	44,750	152.560
07/13/2004	25,000	154.000
07/14/2004	2,000	150.000